PRICING SUPPLEMENT NO. 11,
       DATED FEBRUARY 24, 1998                       FILED UNDER RULE 424(B)(5)
       (TO PROSPECTUS DATED NOVEMBER 19, 1992         REGISTRATION NO. 33-52782
       AS SUPPLEMENTED BY A PROSPECTUS
       SUPPLEMENT DATED NOVEMBER 19, 1992)

       $400,000,000

       DUQUESNE LIGHT COMPANY
       SECURED MEDIUM-TERM NOTES, SERIES C (FIRST COLLATERAL TRUST BONDS, SERIES C)

       Principal Amount($): $40,000,000             Redemption:
       Original Issue Date: FEBRUARY 27, 1998         The Offered Bonds cannot
       Stated Maturity Date: FEBRUARY 27, 2008         be redeemed prior to
       Interest Rate(%): 6.45%                         Stated Maturity: _____
       Interest Payment Dates: MAY 15                 The Offered Bonds may be
                                AND NOVEMBER 15        redeemed at the option
       Regular Record Dates: APRIL 30 AND              of the Company prior to
                                OCTOBER 31             Stated Maturity:  YES
       Issue Price(%): 100%                                             -----
       Agent's Discount or                               Initial Redemption
         Commisson(%): .625%                               Date: N/A
       Net Proceeds to Company(%): 99.375%               Initial Redemption
       OID:  Yes       No  X                               Price: N/A
                 ---      ---                            Reduction Percentage:
       Form: Book-Entry  X   Certificated                  N/A
                        ---               ---            Redemption Limitation
       Agents: CREDIT SUISSE FIRST                         Date: N/A
                 BOSTON              ($10,000,000)       SEE "OPTIONAL
               GOLDMAN SACHS & CO.   ($10,000,000)         REDEMPTION" BELOW
               MERRILL LYNCH & CO.   ($10,000,000)         UNDER "SUPPLEMENTAL
               SALOMON SMITH BARNEY  ($10,000,000)         DESCRIPTION OF
                                                           OFFERED BONDS"

       Agent acting in the capacity indicated:    X   Agent      Principal
                                                -----       ----
       If as Principal: N/A

            _____ The Offered Bonds are being offered at varying prices related to prevailing market prices at the time of resale.
            _____ The Offered Bonds are being offered at a fixed initial public offering price of ____% of the Principal Amount.

       Additional Items:



                                 RECENT DEVELOPMENTS

       RESULTS OF OPERATIONS

            The Company's net income for common stock decreased to $137.8 million in 1997 compared to $145.8 million in 1996. This $8.0 million decrease is the result of increased depreciation and amortization related to the Company's continued mitigation of fixed generation costs. Additionally, the milder 1997 temperatures impacted the weather-sensitive residential and commercial customer kilowatt-hour sales which decreased by 1.6 percent and 0.7 percent, respectively. Partially offsetting these sales reductions was a 6.5 percent increase in sales to industrial customers, the result of sales to a new customer and the expansion of an existing large customer's manufacturing facilities. Other net income reductions resulted from increased operating and maintenance expenses, primarily as the result of approximately 21 percent more forced outage hours at nuclear generating stations than in 1996, and a full year's dividend requirement on the Monthly Income Preferred Securities issued in May 1996. Decreases in net income were offset by increased long-term investment income, reduced interest costs and reduced income tax expense.

       PROPOSED MERGER

            On August 7, 1997, the shareholders of the Company's parent, DQE, Inc. ("DQE") and Allegheny Energy, Inc. ("AYE") approved a proposed tax-free, stock-for-stock merger. Upon consummation of the merger, DQE will be a wholly owned subsidiary of AYE. Immediately following the merger, the Company will remain a wholly owned subsidiary of DQE. The transaction is intended to be accounted for as a pooling of interests. Under the terms of the transaction, DQE's shareholders will receive 1.12 shares of AYE common stock for each share of DQE's common stock, and AYE's dividend in effect at the time of the closing of the merger. The transaction is expected to close in mid-1998, subject to approval of applicable regulatory agencies. Further details about the proposed merger are provided in DQE's report on Form 8-K, filed with the Securities and Exchange Commission on April 10, 1997, and the Joint Proxy Statement/Prospectus of DQE and AYE, dated June 25, 1997, which was distributed to DQE's shareholders. On September 29, 1997, the City of Pittsburgh filed a federal antitrust suit seeking to enjoin the proposed merger of DQE and AYE and asking for monetary damages.
       Although the United States District Court for the Western District of Pennsylvania dismissed the suit in January 1998, the City has filed an appeal and asked for expedited review. A hearing is currently scheduled for late March 1998.

       BEAVER VALLEY POWER STATION

            BV Unit 1 went off-line on September 27, 1997, for a scheduled refueling outage. BV Unit 2 went off-line on December 16, 1997, and BV Unit 1's outage was extended on December 18, 1997, for the Company to repair the emergency air supply system to BV Unit 2's control room, modify several pipe supports in BV Unit 1, and correct original design issues in the charging pumps within the reactor coolant system in both units to eliminate gas buildup. The charging pump repairs have been completed. The Company is one of many utilities faced with these original design issues. At the Company's initiative, BVPS units remain off-line for a revalidation of technical specification surveillance testing requirements of various plant systems. Based on the current status of the revalidation process, the Company currently anticipates that BV Unit 2 will be on-line in early March 1998, and that BV Unit 1 will be on-line in mid- to late March 1998.

                                   USE OF PROCEEDS

            The Company currently intends to apply the net proceeds from the sale of Offered Bonds to the redemption of higher cost securities of the Company and for general corporate purposes.

                      SUPPLEMENTAL DESCRIPTION OF OFFERED BONDS

       DISCHARGE OF 1947 MORTGAGE

            On August 30, 1995 all Class "A" Bonds issued under the Company's 1947 Mortgage were surrendered for cancellation and the 1947 Mortgage was discharged. As of such date the only bonds that had been outstanding under the 1947 Mortgage were Class "A" Bonds held by the Trustee as the basis of authentication and delivery of Mortgage Securities, and no other Class "A" Mortgage existed. As a result of the discharge of the 1947 Mortgage, the lien of the 1947 Mortgage on the Company's property ceased to exist and the Mortgage became a first mortgage lien on all property of the Company subject thereto, subject to certain Permitted Liens as described under "Description of the Bonds Security" in the accompanying Prospectus. The information set forth under the headings "Description of the Bonds Security" and "Description of the 1947 Mortgage" is accordingly hereby superseded as a result of the discharge of the 1947 Mortgage. The Offered Bonds will be issued on the basis of Property Additions as described under "Description of the Bonds Issuance of Additional Mortgage Securities" in the accompanying Prospectus. Certain capitalized terms used in this paragraph are defined as set forth under "Description of the Bonds" in the accompanying Prospectus.

       OPTIONAL REDEMPTION

            The information regarding redemption set forth in the accompanying Prospectus Supplement in the first paragraph under "Description of the Offered Bonds Redemption" is not applicable to the Offered Bonds.

            The Offered Bonds will be redeemable, at the option of the Company in whole, at any time or in part from time to time, at a redemption price (a "Redemption Price") equal to the greater of (i) 100% of the principal amount of the Offered Bonds and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Offered Bonds discounted to the date fixed for redemption (the "Redemption Date") on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Yield plus 20 basis points, plus, in each case, accrued interest on the Offered Bonds to the Redemption Date.

            "Comparable Treasury Issue" means the United States treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Offered Bonds to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Offered Bonds.

            "Comparable Treasury Price" means, with respect to any Redemption Date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such Redemption Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for US Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, the Reference Treasury Dealer Quotation for such Redemption Date.

            "Independent Investment Banker" means an independent investment banking institution of national standing appointed by the Company.

            "Reference Treasury Dealer" means a primary US government securities dealer in New York City appointed by the Company.

            "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any Redemption Date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount and quoted in writing to the Company by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such Redemption Date).

            "Treasury Yield" means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

       THE TRUSTEE

            On November 24, 1997, The Chase Manhattan Bank succeeded Mellon Bank, N.A. as Trustee under the Mortgage.

                                    LEGAL OPINIONS

            Legal matters in connection with the Offered Bonds will be passed upon for the Company by David R. High, Esq., employed by the Company as its Assistant General Counsel, and by Reid & Priest LLP, special counsel for the Company, and for the agents by Milbank, Tweed, Hadley & McCloy. All legal matters pertaining to title and the lien of the Mortgage will be passed upon only by Mr. High.

                                   ADDITIONAL AGENT

            Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") has been appointed by the Company as an Agent in connection with the offering of the Offered Bonds. For purposes of the accompanying Prospectus Supplement, except where the context otherwise requires, references to the Agents shall be deemed to include Merrill Lynch.




       CUSIP No. 26623FBF4